Exhibit 99.1
FCA on Real Driving Emissions
In the past several months the issue of diesel emissions has been the subject of a great deal of attention, particularly in Europe, where diesel is quite common.
In response to these events, FCA has conducted a thorough internal review of the application of this technology in its vehicles and has confirmed that its diesel engine applications comply with applicable emissions regulations.
In particular:

•
FCA diesel vehicles do not have a mechanism to either detect that they are undergoing a bench test in a laboratory or to activate a function to operate emission controls only under laboratory testing. In other words, although emission levels vary depending on driving conditions, the emission control systems of the FCA vehicles operate in the same way under the same conditions, whether the vehicle is in a laboratory or on the road, and

•	FCA diesel vehicles when tested following the only testing cycle prescribed by European law (NEDC) perform within the regulatory limits and comply with the relevant regulatory requirements.
FCA acknowledges that public attention is shifting towards measuring emissions performances under conditions that more closely reflect real-world driving conditions, and is debating the choice of an alternative to NEDC.
Currently in Europe vehicles are being tested by a range of entities in a variety of member states using an assortment of procedures none of which are prescribed by law or share any commonality. The EU is working towards the adoption of a new testing procedure in order to bring it closer to what one would expect under real driving conditions. FCA supports these efforts and welcomes the introduction of new regulations which should provide clarity for customers and the industry.
FCA is responsive to this change and is taking proactive steps to prepare its emissions calibrations to more quickly adapt to the developing RDE standard.
As a voluntary measure, not mandated or requested by any regulatory authorities, FCA will be updating its Euro 6 calibrations with new data sets to improve emission performance in real driving conditions. These new calibrations will be ready starting from April 2016 and will be available on all new vehicles sold on or after that date, and will be made available to all other owners of Euro 6 FCA vehicles at no charge, as part of vehicle calibration update programs that are implemented on a regular basis. This does not constitute a recall campaign.
In addition, FCA intends to accelerate its ongoing programs to expand application of Active Selective Catalytic Reduction (or SCR) technology that is already used in certain FCA vehicles, to make it available on other diesel engines families starting from the second quarter of 2017, well in advance of any applicable regulatory requirements.
FCA will continue working to improve its diesel vehicles’ emission performance in line with its own goals for sustainability and to properly address public concerns over diesel technology and its application in vehicles.
London, 2 February 2016
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This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, and many other risks and uncertainties, most of which are outside of the Group’s control.